LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

[redacted]

08003354

RECEIVED
2008 JUN 19 P 12:45

SUPPL

3 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the announcements dated 2 June 2008 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Dealings in Securities by Principal Officers Outside Closed Period; and

2) Proposed disposal by Amsteel Mills Sdn Bhd of the following issued by Silverstone Corporation Berhad ("Proposed Disposal") - I) Zero-Coupon Redeemable Secured Class B and Class C RM denominated Bonds; and II) Redeemable Cumulative Convertible Preference Shares.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUN 26 2008
THOMSON REUTERS

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

dlw 6/20

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 02/06/2008 06:06:15 PM

Reference No LI-080602-77E67

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Proposed disposal by Amsteel Mills Sdn Bhd of the following issued by Silverstone Corporation Berhad ("Proposed Disposals"): I) Zero-Coupon Redeemable Secured Class B and Class C RM denominated Bonds; and II) Redeemable Cumulative Convertible Preference Shares

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We refer to the announcement dated 4 December 2007 ("Announcement") and wish to announce the extension of the stop-date of the Proposed Disposals, the details of which are set out below.

(Unless otherwise stated, terms used in this announcement shall carry the same meaning as defined in the Announcement)

The parties to the AMSB Agreement had on 30 May 2008, mutually agreed to extend the Extended Stop-Date for a further period of four (4) months from 30 May 2008 to 30 September 2008.

In consideration of AMSB agreeing to extend the Extended Stop-Date, a further refundable deposit of approximately RM2.03 million and RM13,400 shall be payable by Gama Harta and Jadeford, respectively ("Third Deposit") within three (3) business days from 30 May 2008.

The aggregate sum of the Initial Deposit, the Further Deposit and the Third Deposit shall form part of the AMSB Consideration payable to AMSB upon the completion of the AMSB Agreement.

Other than the above, all other terms and conditions of the AMSB Agreement shall remain unchanged.

Announcement Details :-

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

- 2 JUN 2008

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

- 2 JUN 2008

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 02/06/2008 06:06:15 PM

Reference No LI-080602-77E65

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Yasmin Weili Tan binti Abdullah	02.06.2008	1.037	4,500	Negligible
		1.330	5,000	Negligible
Yip Hoon Wey	02.06.2008	1.037	4,500	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

- 2 JUN 2008

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

4 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 June 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 03/06/2008 05:49:44 PM

Reference No LI-080603-5FCA8

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Hia Ngee Yeow	03.06.2008	1.33	10,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

03 JUN 2008

END